Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary candidates based on our allosteric modulator development capability. The allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include levodopa induced dyskinesia associated with Parkinson’s disease, non-parkinsonian dystonia, addiction, epilepsy, Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, and other neurodegenerative diseases. Some of these indications are classified as rare diseases that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expense.

We are developing our lead drug candidate, dipraglurant, as an mGlu5 NAM, for the treatment of PD-LID. We are planning to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the second half of 2020, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The study will be conducted at approximately 50 sites in the United States and will target enrolment of approximately 140 patients. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the second quarter of 2022.

Our partner, Janssen Pharmaceuticals Inc., or Janssen, has licensed worldwide rights to our second clinical program, ADX71149 (mGlu2 PAM), and is responsible for development, manufacture and commercialization. Janssen has completed two Phase 2 studies in schizophrenia and anxious depression generating mixed results. Janssen has conducted several preclinical studies in epilepsy and plans to advance into a Phase 2a proof of concept study in patients with epilepsy. The multi-center study is scheduled to begin dosing patients in the United States early 2021.Our partner, Indivior PLC, or Indivior, has licensed worldwide rights to our GABAB PAM, program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidate. Under the agreement, we are responsible for executing a research program funded by Indivior to discovery novel GABAB PAM drug candidates. Indivior’s primary therapeutic focus is addiction and under the agreement we have the right to select certain drug candidates for future independent development in certain exclusive indications including CMT1A. The program is currently in late lead optimization.

In addition, we are conducting a number of early stage research programs including mGlu7 NAM, mGlu2 NAM, mGlu4 PAM and mGlu3 PAM.

We were founded in May 2002 and completed our initial public offering of ordinary shares on the Swiss SIX Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our ordinary shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F1 and F6 effective.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials. To date, we have generated CHF 59 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. As of June 30, 2020, we had raised an aggregate of CHF 325 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 7.4 million for the six-month period ending June 30, 2020 and CHF 14.8 million, CHF 1.7 million and CHF 3.3 million for years ended December 31, 2019, 2018 and 2017, respectively. As of June 30, 2020, we had accumulated losses of CHF 308.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•                  continue to invest in the research and development of our allosteric modulator discovery platform and pipeline, and specifically in connection with our Phase 2b/3 clinical trial of dipraglurant PD-LID for the treatment of PD-LID and any additional clinical trials that we may conduct for product candidates;

•                  hire additional research and development, and general and administrative personnel;

•                  maintain, expand and protect our intellectual property portfolio;

•                  identify and in-license or acquire additional product candidates; and

•                  incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and product candidates through clinical development, seek regulatory approval and prepare for, and if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and trials. We do not yet have a sales organization.

License Agreement with Indivior

In January 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million, and royalties on net sales of mid-single digits to low teens double-digit. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. At the time of publishing the financial statements, we were in the process of negotiating the terms of an extension of the research program.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

License Agreement with Janssen

Under our agreement with Janssen Pharmaceuticals Inc. (formerly known as Ortho-McNeil-Janssen Pharmaceuticals Inc), or Janssen, we granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and they agreed to own, jointly, all intellectual property rights that we develop jointly and, individually, all intellectual property rights that either party develops individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

Janssen has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Janssen has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Janssen. However, Janssen has authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds.

Under the terms of the Janssen agreement, we received an upfront fee of CHF 4.6 million and research funding of CHF 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones and a low double-digit royalty on net sales. We received a CHF 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a CHF 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. Janssen plans to advance into a Phase 2a proof of concept study in patients with epilepsy. The multi-center study is scheduled to begin dosing patients in the United States early 2021. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through June 2020, we recognized CHF 10.6 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our product candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a product candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value-added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our product candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through June 2020, we recognized CHF 1.3 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, relating to certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PDLID, and TrKB PAM discovery activities. In 2019 we received a grant from Eurostars/Innossuisse for the project named DISARM FEAR linked to discovery activities whose CHF 0.1 million has been recognized as income from the inception.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through June 2020, we incurred CHF 25.9 million in research and development costs. They consist mainly of direct research costs, which include: costs associated with the use of contract research organizations, or CROs, and consultants hired to assist in our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the three-month and six-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(CHF in thousands)
Dipraglurant PD-LID	907	2,070	3,217	3,261
GABAB PAM	292	368	654	821
Other discovery programs	138	181	272	337
Total outsourced research and development costs	1,337	2,619	4,143	4,419

We expect our research and development costs will increase for the foreseeable future as we seek to advance the development of our programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•                  uncertainty to discover efficacious clinical candidate;

•                  uncertainty to be able to efficiently manufacture and distribute drug products;

•                  competitor intellectual property restraining our freedom to operate;

•                  the number of patients and sites required for clinical trials;

•                  the length of time required to enroll patients, run the clinical study and analyze the results;

•                  the duration, severity and impact on our operation of the COVID-19 pandemic that currently delays the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa induced dyskinesia associated with Parkinson’s disease or PD-LID; and

•                  the results of our clinical trials.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and financial or tax consulting services.

We anticipate that our general and administrative costs will remain significant in the future to support continued research and development activities.

Finance Result, Net

Finance result net, consists mainly of currency exchange differences, interest expenses relating to the negative interest rates on Swiss franc cash deposits since January 2018 partially offset by positive interest income on USD bank deposits and short-term deposits since September 2019.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month and six-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(CHF in thousands)
Revenue	861	519	1,765	1,220
Other income	72	6	120	7
Research and development costs	(2,319)	(3,411)	(5,872)	(5,894)
General and administrative costs	(1,588)	(1,478)	(3,260)	(2,821)
Operating loss	(2,974)	(4,364)	(7,247)	(7,488)
Finance income	11	(103)	33	21
Finance expense	(152)	(33)	(207)	(74)
Net loss	(3,115)	(4,500)	(7,421)	(7,541)

Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2019

Revenue

The following table sets forth our revenue in the three-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,
	2020	2019
	(CHF in thousands)
Collaborative research funding	861	519
Total	861	519

Revenue increased by CHF 0.3 million in the three-month period ended in June 30, 2020 compared to the three-month period ended in June 30, 2019 due to amounts received under our license and research agreement with Indivior related to our GABAB PAM program and recognized as revenue as the costs are incurred.

Other Income

The following table sets forth the other income in the three-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,
	2020	2019
	(CHF in thousands)
Research grants	66	—
Other service income	6	7
Total	72	7

Other income increased by CHF 65 thousand in the three-month period ended June 30, 2020, compared to the three-month period ended June 30, 2019 primarily due to Eurostars/Innosuisse grant award recognized as costs are incurred.

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,
	2020	2019
	(CHF in thousands)
Dipraglurant PD-LID	907	2,070
GABAB PAM	292	368
Other discovery programs	138	181
Subtotal outsourced R&D per program	1,337	2,619
Staff costs	610	511
Depreciation and amortization	77	63
Laboratory consumables	102	63
Patent maintenance and registration costs	108	78
Short-term leases	2	12
Other operating costs	83	65
Subtotal unallocated R&D expenses	982	792
Total	2,319	3,411

Research and development expenses decreased by CHF 1.0 million in the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 primarily due to the decision that we made on March 18, 2020 to postpone the start of dosing patients in a Phase 2b/3 pivotal clinical trial of Dipraglurant PD-LID due to COVID 19 pandemic.

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended June 30, 2020 and 2019:

	For the three months ended June 30,
	2020	2019
	(CHF in thousands)
Staff costs	668	656
Depreciation and amortization	20	17
Professional fees	421	614
Short-term leases	8	—
Other operating costs	471	191
Total	1,588	1,478

General and administrative costs increased by CHF 0.1 million in the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 primarily due to an increase of CHF 0.3 million in directors and officer’s liability insurances following the Company’s listing on the Nasdaq Stock Market from January 29, 2020. The increase in insurance premium has been partially offset by a decrease of CHF 0.2 million of professional fees.

Finance Result, Net

	For the three months ended June 30,
	2020	2019
	(CHF in thousands)
Interest income	11	—
Interest cost	(13)	(28)
Interest expense on leases	(5)	(5)
Foreign exchange (losses)/gains, net	(134)	(103)
Total	(141)	(136)

Finance result net remained stable in the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 and primarily relates to currency exchange differences on cash and cash equivalents items due to a stronger Swiss franc in front of U.S. dollar.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenue

The following table sets forth our revenue in the six-month periods ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Collaborative research funding	1,765	1,220
Total	1,765	1,220

Revenue increased by CHF 0.5 million in the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019 due to amounts received under our license and research agreements with Indivior related to our GABAB PAM program and recognized as revenue as the outsourced research and development and other internal costs are incurred.

Other Income

The following table sets forth the other income in the six-month periods ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Research grants	111	—
Other service income	9	7
Total	120	7

Other income increased by CHF 0.1 million in the six-month period ended June 30, 2020, compared to the six-month period ended June 30, 2019 primarily due to amounts recognized under our Eurostars/Innosuisse research grant award which is being recognized in income as research and development costs are incurred.

Research and Development Expenses

The following table sets forth our research and development expenses in the six-month periods ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Dipraglurant PD-LID	3,217	3,261
GABAB PAM	654	821
Other discovery programs	272	337
Subtotal outsourced R&D per program	4,143	4,419
Staff costs	1,072	957
Depreciation and amortization	155	125
Laboratory consumables	160	104
Patent maintenance and registration costs	173	139
Short-term leases	10	18
Other operating costs	159	132
Subtotal unallocated R&D expenses	1,729	1,475
Total	5,872	5,894

Research and development costs remained stable in the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019.

General and Administrative Costs

The following table sets forth our general and administrative costs in the six-month periods ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Staff costs	1,145	1,271
Depreciation and amortization	38	32
Professional fees	996	1,052
Short-term leases	8	—
Other operating costs	1,073	466
Total	3,260	2,821

General and administrative costs increased by CHF 0.4 million in the six-month period ended June 30, 2020  compared to the six-month period ended June 30, 2019 primarily due to the other operating costs driven by the increase of CHF 0.6 million in directors and officer’s liability insurances following our Nasdaq listing on January 29, 2020.

Finance Result, Net

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Interest income	33	—
Interest cost	(35)	(63)
Interest expense on leases	(11)	(11)
Foreign exchange (losses)/gains, net	(160)	21
Total	(174)	(53)

Finance result net loss, increased by 0.1 million in the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019 primarily due to currency exchange differences mainly on cash and cash equivalent items held in U.S. dollars due to a stronger Swiss franc.

Liquidity and Capital Resources

Since our inception, we have generated CHF 59 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through June 30, 2020, we raised an aggregate of CHF 325 million of gross proceeds from the sale of equity. As of June 30, 2020, we had CHF 20.7 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators.  Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•                  the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for dipraglurant PD-LID program;

•                  the timing and amount of milestone and royalty payments we may receive under our license agreements;

•                  the extent to which we in-license or acquire other product candidates and technologies;

•                  the number and development requirements of other product candidates that we may pursue;

•                  the costs, timing and outcome of regulatory review of our product candidates;

•                  the duration and severity of the COVID-19 pandemic;

•                  the costs associated with building out our Swiss and U.S. operations; and

•                  the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2020	2019
	(CHF in thousands)
Cash and cash equivalents at the beginning of the period	31,537	41,670
Net cash flows used in operating activities	(10,327)	(4,615)
Net cash flows used in investing activities	(10)	(22)
Net cash flows used in financing activities	(349)	(286)
Decrease in cash and cash equivalents	(10,686)	(4,923)
Effect of the exchange rates	(180)	1
Cash and cash equivalents at end of period	20,671	36,748

Operating Activities

Net cash flows from or used in operating activities consist of the net loss adjusted for changes in working capital, that are current assets and current liabilities, and for non-cash items such as depreciation and the value of share-based services.

During the six-month period ended June 30, 2020, operating activities used CHF 10.3 million of cash primarily due to our net loss of CHF 7.4 million and a negative working capital movement of CHF 3.9 million partially offset by non-cash items of CHF 0.8 million that mainly relate to the value of the share-based services. The negative working capital movement is mainly due to the increase of the prepayments relating to the directors and officer’s liability insurances for CHF 1.1 million and the decrease in accruals and payables for CHF 1.8 million mainly due to reduced research and development activities on Dipraglurant PD-LID program because of COVID 19 pandemic during the second quarter 2020 and reduced payables.

During the six-month period ended June 30, 2019, operating activities used CHF 4.6 million of cash primarily due to our net loss of CHF 7.5 million partially offset by a positive working capital movement of CHF 1.5 million and non-cash items of CHF 1.3 million that primarily relate to the value of share-based services.

Investing Activities

Net cash used in investing activities consist primarily of investments in computer and laboratory equipment, security rental deposits related to laboratory and office space.

During the six-month periods ended June 30, 2020 and 2019, net cash used in investing activities, close to nil, primarily related to investments in hardware and laboratory equipment.

Financing Activities

Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relates to the principal element of lease payments under IFRS 16 and interest expenses on Swiss francs cash deposits and purchase of own shares.

During the six-month periods ended June 30, 2020 and 2019, net cash flows used in financing activities primarily related to the principal element of lease payments and associated interest expense resulting from the adoption of IFRS16, effective from January 1, 2019.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis and during the period presented, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial reporting as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2020 had no material impact on our financial position or disclosures made in our condensed consolidated interim financial statements.

JOBS Act Transition Period

Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.